BABYUNIVERSE, INC.
150 South U.S. Highway One, Suite 500
Jupiter, Florida 33477
September 28, 2007
Via EDGAR and Overnight Delivery
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	BabyUniverse, Inc. (the “Company”) Registration Statement on Form S-4 (File No. 333-143765)
Dear Mr. Owings:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-143765) be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:00 a.m. Eastern Daylight Time on October 2, 2007 or as soon as practicable thereafter.
     The Company acknowledges that, should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of such effectiveness by a telephone call to Brian Sullivan of Sullivan & Triggs, LLP at (310) 451-8302 and that such effectiveness also be confirmed in writing.

Very truly yours, BABYUNIVERSE, INC.
By:	/s/ John C. Textor
	Name:	John C. Textor
	Title:	Chairman and Chief Executive Officer

cc:	Scott Anderegg, Staff Attorney
Securities and Exchange Commission

Michael J. Wagner, Chief Executive Officer
eToys Direct, Inc.

William H. Gump, Esq.
Thomas Mark, Esq.
Willkie Farr & Gallagher LLP
Counsel to eToys Direct, Inc.

Brian A. Sullivan, Esq.
D. Thomas Triggs, Esq.
Owen M. Lewis, Esq.
Sullivan & Triggs, LLP
Counsel to BabyUniverse, Inc.

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